March 15, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Li3 Energy, Inc.

Amendment 8 to Registration Statement on Form S-1

Filed March 15, 2012

File No. 333-175329

Attention:	Ms. Pamela A. Long, Assistant Director

Mr. Rufus Decker, Branch Chief

Mr. Craig Slivka, Special Counsel

Mr. Jeffrey Gordon, Staff Accountant

Mr. George K. Schuler, Mining Engineer

Ladies and Gentlemen:

On behalf of our firm’s client, Li3 Energy, Inc., a Nevada corporation (the “Company,” “we,” “us” or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated March 9, 2012 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the above-captioned Registration Statement on Form S-1 filed by the Company, as amended (the “Registration Statement”). Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Exhibit 23.1

1.	The consent refers to the Form S-1/A as being dated March 2, 2012. However, the Form S-1/A is actually dated March 5, 2012. In addition, the consent refers to the audit report included in the Annual Report on Form 10-K instead of the audit report included in the Form S-1/A. Please make arrangements with your auditors to have them revise the consent accordingly.

We have filed an exhibit-only Amendment (No. 8) to the Form S-1/A, which includes, among other things, a corrected copy of the consent of our independent registered public accounting firm.

* * * * *

Securities and Exchange Commission

Division of Corporation Finance

March 15, 2012

We believe that the changes in the accompanying Amendment No. 8, and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made by the Amendments, please contact me at (212) 400-6904.

Sincerely yours,

/s/ David M. Zlotchew

David M. Zlotchew

cc:	Luis Saenz

Christy Albeck

Rick D. Yancy

Adam Gottbetter